SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                 SCHEDULE 14D-1

                             AMENDMENT NO. 1 TO THE
                             TENDER OFFER STATEMENT
                                (FINAL AMENDMENT)
      (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)

                            NTS-PROPERTIES IV., LTD.
                                (Name of Issuer)

                                    ORIG, LLC
                        (Name of Person Filing Statement)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E209
                      (CUSIP Number of Class of Securities)

                          J.D. Nichols, Managing Member
                                    ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)

                                    Copy to:

                             Michael J. Choate, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4066

                                November 20, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)


 -------------------------------------------------------------------------------

                               AMENDMENT NO. 1 TO
                    TENDER OFFER STATEMENT ON SCHEDULE 14D-1
                                (FINAL AMENDMENT)
                                  INTRODUCTION

         This Amendment No. 1 dated February 25, 1999 supplements and amends the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on January 27, 1999 (the "Original Statement") by ORIG, LLC, a Kentucky limited liability company, regarding the Offerors' offer to purchase in the aggregate up to 1,200 limited partnership interests in the Partnership. Capitalized terms not defined herein shall have the same meaning as in the Original Statement. A copy of the Offer to Purchase dated November 20, 1998 and the related Letter of Transmittal (which together constitute the "Offer") were incorporated by reference in the Original Statement.

         Under the terms of the Offer, the Offer expired at 12:00 midnight, Eastern Standard Time, on February 19, 1999. As of February 19, 1999, a total of 1,259 Interests were properly tendered pursuant to the Offer. The Offerors exercised their right under the terms of the Offer to purchase more than 1,200 Interests and all of the 1,259 Interests tendered were accepted by the Offerors, without proration. The Partnership repurchased 600 of these Interests. The Bidder purchased 659 of these Interest. By Press Release dated February 25, 1999, the Offerors announced: (i) that the Offer had terminated as of February 19, 1999, as scheduled; and (ii) the final results of the Offer.

         This  Amendment   constitutes  the  final  amendment  to  the  Original
Statement in accordance with General Instruction D to Schedule 14D-1.

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         1)       Names of Reporting Persons, I.R.S. Identification Nos.of Above
                  Persons (entities only): ORIG, LLC

--------------------------------------------------------------------------------


         2)       Check  the  Appropriat  Box  if  a  Member  of a  Group   (See
                  Instructions)
                  a.       |X|
                  b.       |_|
--------------------------------------------------------------------------------


         3)       SEC Use Only
--------------------------------------------------------------------------------


         4)       Sources of Funds (See Instructions): WC
--------------------------------------------------------------------------------


         5)       Check if Disclosure of Legal Proceedings is Required  Pursuant
                  to Items 2(e) or 2(f):          |_|
--------------------------------------------------------------------------------


         6)       Citizenship   or   Place  of   Organization:   ORIG,  LLC is a
                  Kentucky limited liability company.
--------------------------------------------------------------------------------


         7)       Aggregate Amount  Beneficially Owned by Each Reporting Person:
                  ORIG, LLC beneficially owns 970 of the limited liability interests in the Partnership. (1)
--------------------------------------------------------------------------------


         8)       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                  (See Instructions):            |_|
--------------------------------------------------------------------------------


         9)       Percent of Class Represented by Amount in Row 7:  3.9%
--------------------------------------------------------------------------------


         10)      Type of Reporting Person (See Instruction):   00
--------------------------------------------------------------------------------



         (1) ORIG, LLC disclaims beneficial ownership of 311 of these Interests, consisting of: (i) 306 Interests owned by Ocean Ridge Investments, Ltd., a Florida limited partnership ("Ocean Ridge"); and (ii) five Interests owned by the General Partner.

--------------------------------------------------------------------------------


         1) Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only): J.D. Nichols
--------------------------------------------------------------------------------


         2)       Check  the  Appropriate  Box  if  a  Member  of  a  Group (See
                  Instructions)
                  a.       |X|
                  b.       |_|
--------------------------------------------------------------------------------


         3)       SEC Use Only
--------------------------------------------------------------------------------


         4)       Sources of Funds (See Instructions): PF
--------------------------------------------------------------------------------


         5)       Check if Disclosure of Legal Proceedings is Required  Pursuant
                  to Items 2(e) or 2(f):          |_|
--------------------------------------------------------------------------------


         6) Citizenship or Place of Organization:J.D. Nichols is a citizen of the U.S.A.
--------------------------------------------------------------------------------


         7)       Aggregate Amount Beneficially Owned by Each  Reporting Person:
                  J. D. Nichols beneficially owns 970 of the limited liability interests in the Partnership.(1)
--------------------------------------------------------------------------------


         8)       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                  (See Instructions):            |_|
--------------------------------------------------------------------------------


         9)       Percent of Class Represented by Amount in Row 7:  3.9%
--------------------------------------------------------------------------------


         10)      Type of Reporting Person (See Instruction):  IN
--------------------------------------------------------------------------------



         (1) Mr. Nichols disclaims beneficial ownership of 377 of these Interests, consisting of (i) 306 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; and (iii) 66, or 10%, of the 659 Interests owned by ORIG.

--------------------------------------------------------------------------------


         1) Names of Reporting Persons, I.R.S. Identification Nos.of Above Persons (entities only): Brian F.Lavin
--------------------------------------------------------------------------------


         2)       Check  the  Appropriate  Box  if  a  Member  of  a  Group (See
                  Instructions)
                  a.       |X|
                  b.       |_|
--------------------------------------------------------------------------------


         3)       SEC Use Only
--------------------------------------------------------------------------------


         4)       Sources of Funds (See Instructions): PF
--------------------------------------------------------------------------------


         5)       Check if Disclosure  of Legal Proceedings is Required Pursuant
                  to Items 2(e) or 2(f):          |_|
--------------------------------------------------------------------------------


         6) Citizenship or Place of Organization: Brian F. Lavin is a citizen of the U.S.A.
--------------------------------------------------------------------------------


         7)       Aggregate Amount  Beneficially Owned by Each Reporting Person:
                  Brian F. Lavin beneficially owns 970 of the limited liability interests in the Partnership.(1)
--------------------------------------------------------------------------------


         8)       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                  (See Instructions):            |_|
--------------------------------------------------------------------------------


         9)       Percent of Class Represented by Amount in Row 7:  3.9%
--------------------------------------------------------------------------------


         10)      Type of Reporting Person (See Instruction):  IN
--------------------------------------------------------------------------------



         (1) Mr. Lavin disclaims beneficial ownership of 904 of these Interests, consisting of (i) 306 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; and (iii) 593, or 90%, of the 659 Interests owned by ORIG.

Item 6.  Interest in Securities of the Subject Company.
-------------------------------------------------------

          Reference is hereby made to cover pages 3-5 hereto, which are incorporated herein by reference.

         Except for the purchase of 1,259 Interests for $205 per Interest by the Offerors as of February 19, 1999 pursuant to the Offer, there have not been any transactions involving Interests that were effected during the past forty (40) business days by the Partnership, Mr. Nichols or Mr. Lavin, the Bidder or any other associate or subsidiary of any such person.

Item 11.  Material to be Filed as Exhibits.
-------------------------------------------

     The response to Item 11 of the Schedule 14D-1 is hereby supplemented and amended as follows:

         (a)(8)  Press Release by the Offerors dated February 25, 1999.


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 25, 1999               ORIG, LLC, a Kentucky limited liability
                                         company

                                         By:        /s/ J. D. Nichols
                                                    ----------------------------
                                                    J.D. Nichols,
                                                    Its:     Managing Member


                                                    J. D. NICHOLS

                                                    /s/ J. D. Nichols
                                                    -----------------
                                                    J.D. Nichols


                                                    BRIAN F. LAVIN

                                                    /s/ Brian F. Lavin
                                                    ------------------
                                                    Brian F. Lavin

                                    EXHIBITS

Exhibit
Number                                        Description
------                                        -----------
(a)(8)              Press Release by the Offerors dated February 25, 1999

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                                                                  Exhibit (a)(8)









             Press Release by the Offerors dated February 25, 1999.

                     NTS-PROPERTIES IV., LTD. AND ORIG, LLC
                      ANNOUNCE EXPIRATION OF TENDER OFFER.


     Louisville,  Ky.  February  25, 1999.  NTS-Properties  IV.,  Ltd. and ORIG,
LLC announced today that the issuer tender offer for up to 1,200 Limited Partnership Interests in NTS-Properties IV., Ltd. which commenced on November 20, 1998, expired on February 19, 1999.

     The final results of the Offer are as follows: On February 19, 1998, a total of 1,259 Interests were tendered pursuant to the Offer. The Offerors exercised their right under the terms of the Offer to purchase more than 1,200 Interests, and all of the 1,259 Interests were accepted by the Offerors. NTS-Properties IV., Ltd. repurchased 600 Interests at a price of $205 per Interest pursuant to the Offer, and ORIG, LLC purchased 659 Interests at a price of $205 per Interest pursuant to the Offer.






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